Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(Dollars in millions)	2017	2016	2015	2014 [1]	2013 [1]
Earnings:
Income from continuing operations before income tax expense	$3,963.8	$4,555.4	$4,631.0	$4,368.1	$3,840.2
Fixed charges	807.2	792.2	724.0	664.9	664.7
Total earnings available for fixed charges	$4,771.0	$5,347.6	$5,355.0	$5,033.0	$4,504.9

Fixed charges:
Interest expense	$739.0	$723.0	$653.0	$600.7	$602.7
Estimated interest portion of of rental expense	68.2	69.2	71.0	64.2	62.0
Total fixed charges	$807.2	$792.2	$724.0	$664.9	$664.7

Ratio of earnings to fixed charges	5.91x	6.75x	7.40x	7.57x	6.78x

1.	The operating results of 1-800 CONTACTS, Inc. are reported as discontinued operations at December 31, 2014 and 2013 as a result of the divestiture completed on January 31, 2014.